                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2              FILE No.
                                                                    ------------

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                          WYOMING GAS FUEL CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Wyoming Gas Fuel Corporation, subsidiary, and investees (See Attachment 1).

     Wyoming Industrial Gas Company, a wholly owned subsidiary, is engaged in transportation and distribution of natural gas exclusively in the State of Wyoming.

     Investees of Wyoming Gas Fuel Corporation (more than 10% owned) are engaged in real estate investment and oil and gas exploration.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

     Wyoming Gas Fuel Corporation - NONE

Wyoming Industrial Gas Company distributes natural gas in Lincoln County of Wyoming. The principal distribution points are Kemmerer and Diamondville, Wyoming. Gas is furnished to one industrial customer and approximately 1,307 residential and commercial customers located in Lincoln County.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Wyoming Gas Fuel Corporation - NONE

          Wyoming Industrial Gas Company - approximately 202,947 Mcf @ 14.73 Psia & 60 F in the state of Wyoming, with revenue of approximately $1,227,878 related to these sales.

     (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      NONE

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

     (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary as of the close of such calendar year.

     Wyoming Gas Fuel Corporation and Subsidiary - Attachment 2
     Investees - more than 10% ownership - Attachment 3

                                    EXHIBIT B

     Total-Assets                                         1,937,248
     Total-Operating-Revenues                             1,224,795
     Net-Income                                              42,540

                                    EXHIBIT C

     Not Applicable

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2001.


                                       Wyoming Gas Fuel Corporation
                                       ----------------------------
                                            (Name of Claimant)


                                       By: /s/ John E. Jones
                                           ------------------------
                                           John E. Jones, Secretary/Treasurer


/s/ Grace A. Price
---------------------------
       Witness


Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

               John E. Jones, Secretary/Treasurer
               Wyoming Gas Fuel Corporation
               7800 East Dorado Place, Suite 250
               Englewood, CO 80111

                                                                    ATTACHMENT 1

                          Wyoming Gas Fuel Corporation
                                List of Companies



SUBSIDIARY:

Wyoming Industrial Gas Company                    Wyoming Corporation
5000 South Quebec Street, Suite 650               Natural Gas Distributor
Denver, CO 80237                                  E.I.N. 87-0258090


INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):

Larkspur Properties                               Partnership
7800 E Dorado Place, Suite 250                    Real Estate Investment
Englewood, Colorado 80111                         E.I.N. 84-1185656


Hyrum Ditch Partnership                           Partnership
7800 E Dorado Place, Suite 250                    Oil and Gas Exploration
Englewood, Colorado 80111                         E.I.N. 84-0741564

                          WYOMING GAS FUEL CORPORATION
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                                                                    Attachment 2

                                   Wyoming Gas       Wyoming         Consolidating                 Eliminating
                                    Fuel Corp   Industrial Gas      Dr            Cr             Dr            Cr       Consolidated
                                   -----------  --------------  -----------   -----------   -----------   -----------   ------------
CURRENT ASSETS:
  Cash                             $    18,603   $    48,678    $        --   $        --   $        --   $        --   $    67,281
  Receivables:
    Notes receivable -
      current portion                       --            --             --            --            --            --            --
    Accounts receivable -
      trade                                 --       407,919             --            --            --            --       407,919
    Accounts receivable -
      affiliates                         9,650            --             --         9,650            --            --            --
    Less allowance for
      doubtful accounts                     --        (1,523)            --            --            --            --        (1,523)
  Income taxes receivable                2,190            --             --            --            --            --         2,190
  Other current assets                      --        29,446             --            --            --            --        29,446
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                        30,443       484,520             --         9,650            --            --       505,313
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                     --            --             --            --            --            --            --
  Affiliates                                --            --             --            --            --            --            --
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                            --            --             --            --            --            --            --
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
INVESTMENTS:
  Partnerships and other               911,305            --             --            --            --            --       911,305
  Land held for investment              19,602            --             --            --            --            --        19,602
  Subsidiaries                         285,000            --             --            --            --       285,000            --
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                     1,215,907            --             --            --            --       285,000       930,907
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
PROPERTY AND EQUIPMENT:
  Utility plant in service                  --     1,270,774             --            --            --            --     1,270,774
  Other property and equipment          11,434            --             --            --            --            --        11,434
  Less accumulated depreciation,
    depletion and amortization              --      (781,180)            --            --            --            --      (781,180)
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                        11,434       489,594             --            --            --            --       501,028
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
OTHER ASSETS:
  Other assets                              --            --             --            --            --            --            --
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                            --            --             --            --            --            --            --
                                   -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                   $ 1,257,784   $   974,114    $        --   $     9,650   $        --   $   285,000   $ 1,937,248
                                   ===========   ===========    ===========   ===========   ===========   ===========   ===========


                          WYOMING GAS FUEL CORPORATION
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                                                                    Attachment 2

                                  Wyoming Gas       Wyoming            Consolidating               Eliminating
                                   Fuel Corp    Industrial Gas      Dr            Cr            Dr            Cr        Consolidated
                                  -----------   --------------  -----------   -----------   -----------   -----------   ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt                $        --    $        --    $        --   $        --   $        --   $        --            --
  Trade accounts payable                   12        172,082             --            --            --            --       172,094
  Accounts payable - affiliates            --          9,650          9,650            --            --            --            --
  Current income taxes payable             --             --             --            --            --            --            --
  Other current liabilities            10,284         95,961             --            --            --            --       106,245
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
                                       10,296        277,693          9,650            --            --            --       278,339
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                      210,000        139,120             --            --            --            --       349,120
  Deferred income taxes                    --          6,378             --            --            --            --         6,378
  Other                                    --          6,360             --            --            --        48,152        54,512
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
                                      210,000        151,858             --            --            --        48,152       410,010
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
STOCKHOLDERS' EQUITY:
  Common stock                         30,836         48,000             --            --        48,000            --        30,836
  Capital in excess of par value           --             --             --            --            --            --            --
  Retained earnings                 1,067,552        457,117             --            --       285,152            --     1,239,517

  Current Earnings (Loss)             (11,906)        54,446             --            --            --            --        42,540
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
                                    1,086,482        559,563             --            --       333,152            --     1,312,893
  Treasury stock, at cost             (48,994)       (15,000)            --            --            --            --       (63,994)
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
                                    1,037,488        544,563             --            --       333,152            --     1,248,899
                                  -----------    -----------    -----------   -----------   -----------   -----------   -----------
                                  $ 1,257,784    $   974,114    $     9,650   $        --   $   333,152   $    48,152   $ 1,937,248
                                  ===========    ===========    ===========   ===========   ===========   ===========   ===========


                          WYOMING GAS FUEL CORPORATION
                         Consolidating Income Statement
                                December 31, 2000

                                                                    Attachment 2

                               Wyoming Gas      Wyoming         Consolidating          Eliminating
                                Fuel Corp    Industrial Gas     Dr         Cr         Dr          Cr        Consolidated
                               -----------   --------------  --------   --------   --------   -----------   ------------
REVENUES:
  Natural gas utility
    operations and oil
    and gas production         $        --    $ 1,185,937    $     --   $     --   $     --   $        --     1,185,937
  Real estate sales and
    operations                      24,000             --          --         --         --            --        24,000
  Other                              1,800         13,058          --         --         --            --        14,858
                               -----------    -----------    --------   --------   --------   -----------   -----------
                                    25,800      1,198,995          --         --         --            --     1,224,795
                               -----------    -----------    --------   --------   --------   -----------   -----------
COSTS AND EXPENSES:
  Natural gas utility
    operations and oil
    and gas production                  --        629,625          --         --         --            --       629,625
  Salaries and wages                    --        286,150          --         --         --            --       286,150
  General and administrative
    expenses                        26,511        161,537          --         --         --            --       188,048
  Interest expense                  17,571          5,980          --         --         --            --        23,551
  Depreciation, depletion
    and amortization                    --         40,557          --         --         --            --        40,557
                               -----------    -----------    --------   --------   --------   -----------   -----------
                                    44,082      1,123,849          --         --         --            --     1,167,931
                               -----------    -----------    --------   --------   --------   -----------   -----------
  Income (loss) before taxes       (18,282)        75,146          --         --         --            --        56,864

  Tax (expense) benefit              6,376        (20,700)         --         --         --            --       (14,324)
                               -----------    -----------    --------   --------   --------   -----------   -----------
NET INCOME (LOSS)              $   (11,906)   $    54,446    $     --   $     --   $     --   $        --   $    42,540
                               ===========    ===========    ========   ========   ========   ===========   ===========


                               LARKSPUR PROPERTIES                  Attachment 3
                                  Balance Sheet
                                   December 31


                                     ASSETS

                                   2000              1999
                                 ----------      ----------
Current Assets:
    Cash                         $    7,039      $   19,476
                                 ----------      ----------
       Total current assets           7,039          19,476
                                 ----------      ----------
Land                              1,835,223       1,835,223
                                 ----------      ----------
Total assets                     $1,842,262      $1,854,699
                                 ==========      ==========

                                                (Continued)

                               LARKSPUR PROPERTIES                 Attachment 3
                                  Balance Sheet
                                   (Continued)
                                   December 31


                        LIABILITIES AND PARTNERS' CAPITAL

                                                2000            1999
                                             ----------      ----------
Current liabilities:
    Accounts payable                         $       --      $      290
    Accrued realty taxes                         52,990          53,999
                                             ----------      ----------
       Total current liabilities                 52,990          54,289
                                             ----------      ----------
Partners' capital:
    Wyoming Gas Fuel Corporation                687,584         692,039
    General partner                           1,101,688       1,108,371
                                             ----------      ----------
       Total partners' capital                1,789,272       1,800,410
                                             ----------      ----------
Total liabilities and partners' capital      $1,842,262      $1,854,699
                                             ==========      ==========


                               LARKSPUR PROPERTIES                  Attachment 3
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                            2000            1999
                          --------       --------
Revenues                  $     --       $     --
                          --------       --------
Expenses:
    Utilities                  426            396
    Insurance                1,740          1,748
    Realty Tax              51,980         55,910
                          --------       --------
       Total expense        54,146         58,054
                          --------       --------
Net loss                  $(54,146)      $(58,054)
                          ========       ========


                             HYRUM DITCH PARTNERSHIP                Attachment 3
                                  Balance Sheet
                                   December 31


                                     ASSETS

                                              2000           1999
                                            --------       --------
Current Assets:
    Cash                                    $  6,275       $  6,833
                                            --------       --------
       Total current assets                    6,275          6,833
                                            --------       --------


Oil and gas equipment                         84,268         84,268
Accumulated depreciation and depletion       (84,268)       (84,268)
                                            --------       --------
                                                   0              0
                                            --------       --------

Total assets                                $  6,275       $  6,833
                                            ========       ========


                                                        (Continued)

                             HYRUM DITCH PARTNERSHIP                Attachment 3
                                  Balance Sheet
                                   (Continued)
                                   December 31


                                PARTNERS' CAPITAL

                                       2000        1999
                                      ------      ------
Partners' capital:
    Wyoming Gas Fuel Corporation       3,137       3,452
    Limited partner                    3,138       3,381
                                      ------      ------
Total partners' capital               $6,275      $6,833
                                      ======      ======


                             HYRUM DITCH PARTNERSHIP                Attachment 3
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                                      2000           1999
                                     -------       -------
Revenues:
    Sales                            $ 7,164       $ 5,870
    Royalties                         (1,178)         (970)
                                     -------       -------
       Total revenues                  5,986         4,900
                                     -------       -------

Cost of Goods Sold:
    Operating Expenses                 1,596         2,106
    Production Taxes                     877           836
                                     -------       -------
       Total cost of goods sold        2,473         2,942
                                     -------       -------
Net income                           $ 3,513       $ 1,958
                                     =======       =======
